ACADEMY SPORTS AND OUTDOORS, INC.

1800 North Mason Road

Katy, Texas 77449

September 29, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1 (File No. 333-248683)

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Academy Sports and Outdoors, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on October 1, 2020, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Joseph H. Kaufman (212-455-2948) of Simpson Thacher & Bartlett LLP.

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Very truly yours,

ACADEMY SPORTS AND OUTDOORS, INC.

By:	/s/ Rene G. Casares
Name: Rene G. Casares
Title: Senior Vice President, General Counsel and Secretary